Mail Stop 6010

February 21, 2007

Mr. Paul J. Van Damme
Chief Financial Officer
Vasogen, Inc.
2505 Meadowvale Boulevard
Mississauga, Ontario, L5N 5S2, Canada

> **Re:** **Vasogen, Inc.**
> **Form 20-F for the Fiscal Year Ended November 30, 2006**
> **File No. 000-29350**

Dear Mr. Van Damme:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended November 30, 2006

Item 18. Financial Statements, page 62

Report of Independent Registered Public Accounting Firm, page 63

1.   We note your independent auditor does not reference or render an opinion related to your statements of financial performance, cash flows, and changes in stockholder's equity for the cumulative period from December 1, 1987 through November 30, 2006 even though you are a development stage company. Please amend your filing to include a revised independent auditors' report that references and renders an opinion on the related statements of financial performance, cash flows, and changes in stockholder's equity for the cumulative period from December 1, 1987 through November 30, 2006 or alternatively request your auditors to explain to us why they did not refer to this cumulative period within their audit report.

2.   Further to the above, we note that your independent auditors report appears to contain a typographical error. The report is signed by KPMG LLC, Toronto, Ontario, Canada rather than KPMG LLP, Toronto, Ontario, Canada. Please obtain and include a revised independent auditor report that is signed correctly. Please refer to Public Company Accounting Oversight Board Auditing Standard No. 1.

Exhibits 12.1 and 12.2

3.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification. Please revise your certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief